

Own a Part of Labdoor!

To celebrate our 10th anniversary, Labdoor is opening a Community Round to allow our users and fans to invest in our future!

Hundreds of you invested in Labdoor during our Seed and Series A rounds. This is the first time we've fundraised publicly in over 5 years, and we're giving our users first dibs.

Here are some of our recent accomplishments:
- 1.5M+ Active Users in 2021
- 13M+ Pageviews in 2021
- $500k+ GMV/Month

Next week, we'll be announcing this round on Stonks, but we wanted to ensure our users get early and exclusive access before anyone else. We will raise only **$2M** in this round, so invest now to ensure you get a spot before it goes public!

Invest in Labdoor

We've now tested 36 categories and over 1000 products in total. Visit labdoor.com to shop for all the right supplements for you.



Protein

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CBD Oil

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Fish Oil

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Hemp Oil

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